UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

GTT Communications, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

362393100

(CUSIP Number)

Spruce House Investment Management LLC

435 Hudson Street, Suite 804

New York, New York 10014

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 1, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,498,630[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,498,630[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 25.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]	Based on an aggregate of 59,390,522 outstanding shares of common stock as confirmed in writing by the Issuer on August 31, 2021.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Spruce House Capital LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,498,630[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,498,630[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 25.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]	Based on an aggregate of 59,390,522 outstanding shares of common stock as confirmed in writing by the Issuer on August 31, 2021.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,498,630[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,498,630[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 25.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]	Based on an aggregate of 59,390,522 outstanding shares of common stock as confirmed in writing by the Issuer on August 31, 2021.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership (AI) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,498,630[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,498,630[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 25.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]	Based on an aggregate of 59,390,522 outstanding shares of common stock as confirmed in writing by the Issuer on August 31, 2021.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. The Spruce House Partnership (QP) LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,498,630[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,498,630[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 25.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]	Based on an aggregate of 59,390,522 outstanding shares of common stock as confirmed in writing by the Issuer on August 31, 2021.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Zachary Sternberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,498,630[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,498,630[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 25.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]	Based on an aggregate of 59,390,522 outstanding shares of common stock as confirmed in writing by the Issuer on August 31, 2021.

CUSIP No. 362393100

1	NAME OF REPORTING PERSON. Benjamin Stein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,498,630[1]
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0[1]

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,498,630[1]
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11); 25.01%[2]
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

[1]

All economic rights and interests associated with the shares of common stock beneficially owned by the reporting person have been irrevocably transferred, assigned, conveyed and delivered to the Issuer. The reporting person retains voting rights associated with such shares of common stock.

[2]	Based on an aggregate of 59,390,522 outstanding shares of common stock as confirmed in writing by the Issuer on August 31, 2021.

AMENDMENT NO. 8 TO SCHEDULE 13D

This amendment to Schedule 13D is being filed by Spruce House Investment Management LLC (the “Investment Manager”), Spruce House Capital LLC (the “General Partner”), The Spruce House Partnership LLC (the “Fund”), The Spruce House Partnership (AI) LP and The Spruce House Partnership (QP) LP (together, the “Fund Members”), Zachary Sternberg and Benjamin Stein (the “Managing Members”) (collectively, the “Reporting Persons”, and each, a “Reporting Person”).

The Schedule 13D (the “Schedule”) filed with the Securities and Exchange Commission on December 26, 2018, as amended by Amendment No. 1 filed on January 27, 2019, Amendment No. 2 filed on April 22, 2019, Amendment No. 3 filed on August 15, 2019, Amendment No. 4 filed on November 29, 2019, Amendment No.5 filed on December 4, 2019, Amendment No 6 filed on December 16, 2019 and Amendment No. 7 filed on February 27, 2020, is hereby amended and supplemented by the Reporting Persons as set forth below in this Amendment No. 8. This amendment is filed by the Reporting Persons in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, and refers only to information that has materially changed since the filing of the Schedule 13D. The items identified below, or the particular paragraphs of such items which are identified below, are amended as set forth below. Unless otherwise indicated, all capitalized terms used and not defined herein have the respective meanings assigned to them in the Schedule.

Except as specifically amended by this Amendment No. 8, the Schedule 13D is unchanged.

Item 4	Purpose of Transaction

The disclosure in the first three paragraphs of Item 4 is hereby amended and restated in its entirety to read as follows:

On September 1, 2021 the Fund entered into (i) a Restructuring Support Agreement (the “RSA”) by and among the Issuer and certain of its subsidiaries, the Fund and the other consenting stakeholders parties thereto and (ii) a Stock Transfer Agreement (the “Stock Transfer Agreement”) by and between the Issuer and the Fund.

RSA

Under RSA, the Fund and the Issuer, among other things, agreed to use commercially reasonable efforts to promptly (and in any event, no later than five (5) business days after the date on which the RSA becomes effective, so long as the Stock Transfer Agreement has been executed by the applicable parties) (i) file and diligently pursue all commercially reasonable steps within its control that are reasonably necessary to obtain, from any governmental regulatory authority or court to the extent required under applicable law, authorization or approval of the transfer to the Issuer of all of equity interests of the Issuer beneficially owned by the Fund and/or any of its affiliates for no consideration (the “Spruce House Transfer”) as expeditiously as practicable (with the costs with respect thereto paid by the Fund), including (A) replying to any inquiries or requests from such governmental regulatory authority or court relating to the processing of such applications, and (B) opposing any objections to such application filed with any governmental regulatory authority or court; and (ii) cooperate with each other in causing the Spruce House Transfer to occur, and obtaining any required authorization or approvals from any governmental regulatory authority or court in connection therewith. As part of the RSA, each of the parties thereto also provided each other certain mutual releases.

Immediately prior to the execution of and consistent with the RSA, each of the Managing Members executed stock powers pursuant to which they irrevocably transferred all shares of the Issuer’s common stock over which they had sole voting and dispositive power to the Issuer for no consideration.

Stock Transfer Agreement

Pursuant to the Stock Transfer Agreement, the Fund, for no consideration, immediately upon the execution thereof, irrevocably transferred, assigned, conveyed and delivered to the Issuer (1) all of its right, title and interest in 1,376,370 shares of the Fund’s shares of the Issuer’s common stock and (2) any and all economic rights and interests associated with the Fund’s remaining 14,498,630 shares of the Issuer’s common stock (the “Remaining Shares”) but retained its right, title and interest in any voting rights associated with the Remaining Shares (the “Retained Voting Interest”).

The Stock Transfer Agreement further provides that the Retained Voting Interest will, automatically, be irrevocably transferred, assigned, conveyed and delivered to the Issuer upon the receipt of certain regulatory approvals from the Virginia State Corporation Commission and from the Pennsylvania Public Utility Commission. In the event that the regulatory approval from the Virginia State Corporation Commission is obtained prior to the regulatory approval from the Pennsylvania Public Utility Commission, then, upon receipt of the regulatory approval from the Virginia State Corporation Commission, any portion of the Retained Voting Interest that after giving effect to such transfer exceeds 20.01% of the voting rights of the Issuer’s common stock will automatically be irrevocably transferred, assigned, conveyed and delivered to the Issuer. Upon receipt of the regulatory approvals from both the Virginia State Corporation Commission and from the Pennsylvania Public Utility Commission, all of the Retained Voting Interest, or such portion of the Retained Voting Interest that at such time remains with the Fund, will, automatically, be irrevocably transferred, assigned, conveyed and delivered to the Issuer.

The foregoing descriptions of the RSA and the Stock Transfer Agreement are qualified in their entirety by the RSA and Stock Transfer Agreement, which are attached hereto as Exhibit 99.5.1 and Exhibit 99.6.1, respectively, and are incorporated herein by reference.

As a result of the forgoing, on the date hereof, the Reporting Person’s interest in shares of the Issuer’s common stock is limited to the Retained Voting Interest.

The Managing Members currently expect to resign from the Issuer’s board of directors on or before the completion of the transactions contemplated by the Stock Transfer Agreement.

Item 5	Interest in Securities of the Issuer

The disclosure in Items 5(a) and 5(b) is hereby amended and restated in its entirety to read as follows:

(a) and (b) The responses of each of the Reporting Persons with respect to Rows 11, 12, and 13 of the cover pages of this Schedule 13D that relate to the aggregate number and percentage of common stock (including but not limited to footnotes to such information) are incorporated herein by reference.

The responses of each of the Reporting Persons with respect to Rows 7, 8, 9, and 10 of the cover pages of this Schedule 13D that relate to the number of common stock as to which each of the persons or entities referenced in Item 2 above has sole or shared power to vote or to direct the vote of and sole or shared power to dispose of or to direct the disposition of (including but not limited to footnotes to such information) are incorporated herein by reference.

14,498,630 shares of the Issuer’s common stock are held in the account of the Fund, a private investment fund managed by the Investment Manager, and may be deemed to be beneficially owned by the Investment Manager, the General Partner of the Fund, and by the Managing Members of the Investment Manager and the General Partner. Each of the Investment Manager, the General Partner, and the Managing Members expressly disclaims beneficial ownership of the shares held by the Fund.

The disclosure in Item 5(c) of the Schedule 13D is hereby supplemented by adding the following at the end thereof:

On September 1, 2021, immediately prior to the execution of and consistent with the RSA, each of the Managing Members executed stock powers pursuant to which they irrevocably transferred all shares of the Issuer’s common stock over which they had sole voting and dispositive power to the Issuer for no consideration.

On September 1, 2021, pursuant to the Stock Transfer Agreement, the Fund, for no consideration, immediately upon the execution thereof, irrevocably transferred, assigned, conveyed and delivered to the Issuer (1) all of its right, title and interest in 1,376,370 shares of the Fund’s shares of the Issuer’s common stock and (2) any and all economic rights and interests associated with the Remaining Shares but retained its right, title and interest in the Retained Voting Interest.

The information set forth, or incorporated by reference in, Item 4 in this Schedule 13D is hereby incorporated by reference.

Item 6	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to add the information set forth, or incorporated by reference, in Item 4 and Item 5 in this Schedule 13D, hereby incorporated by reference.

Item 7	Materials to Be Filed as Exhibits

The disclosure in Item 7 is hereby supplemented by adding the following in appropriate numerical order:

Exhibit 99.4.8	Joint Filing Agreement, dated as of September 2, 2021.

Exhibit 99.5.1	Restructuring Support Agreement, dated as of September 1, 2021, by and among the Issuer, certain of its subsidiaries and the consenting stakeholders parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2021).

Exhibit 99.6.1	Stock Transfer Agreement, dated as of September 1, 2021, by and between the Issuer and the Fund (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 2, 2021).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 2, 2021

Spruce House Investment Management LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

Spruce House Capital LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership LLC

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership (AI) LP

By:	Spruce House Capital LLC
Its general partner

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

The Spruce House Partnership (QP) LP

By:	Spruce House Capital LLC
Its general partner

By:	/s/ Thomas Walker
Name:	Thomas Walker
Title:	Authorized Person

Zachary Sternberg

/s/ Thomas Walker
(Attorney-in-fact)

Benjamin Stein

/s/ Thomas Walker
(Attorney-in-fact)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention—Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).